EXHIBIT 99

Magna Announces Filing of Preliminary Shelf Prospectus and Registration Statement; Amends 364-Day Syndicated Credit Facility

AURORA, Ontario, April 14, 2020 (GLOBE NEWSWIRE) -- Magna International Inc. (TSX: MG; NYSE: MGA) today announced that it filed a preliminary short form base shelf prospectus (“shelf prospectus”) with the Ontario Securities Commission (the "OSC") and a corresponding shelf registration statement with the United States Securities and Exchange Commission (the "SEC") on Form F-10. Our previous short form base shelf prospectus expired in September 2019.

Magna has also amended its 364-day syndicated revolving credit facility, including to increase the size of the facility from US$300 million to US$1.0 billion and extend its maturity date to April 12, 2021, from June 2020.

“With our actions today we have made our strong financial position even stronger. Our amended revolving credit facility increases our committed and available credit lines to $3.7 billion, and the prospectus filing provides flexibility to pursue public debt financing down the road for our business.” - Vince Galifi, Magna’s Chief Financial Officer

Once the final short form base shelf prospectus is receipted by the OSC and the shelf registration statement becomes effective, these filings will, subject to securities regulatory requirements, qualify for issuance up to an aggregate of US$2.0 billion of debt securities from time to time over a 25-month period. The terms of future offerings, if any, will be established at the time of such offerings. At the time any of the debt securities are offered for sale, a prospectus supplement containing specific information about the terms of any such offering will be filed with the OSC and the SEC.

A registration statement relating to these securities has been filed with the SEC but has not yet become effective. The shelf prospectus has been filed with the OSC but remains subject to completion or amendment.  No debt securities may be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective and until a receipt for the final short form base shelf prospectus has been issued by the OSC. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to the issuance of a receipt for the final short form base shelf prospectus by the OSC, the filing of a prospectus supplement with the OSC and registration or qualifications under the securities laws of any such jurisdiction.

INVESTOR CONTACT
Louis Tonelli, Vice-President, Investor Relations
louis.tonelli@magna.com, 905.726.7035

MEDIA CONTACT
Tracy Fuerst, Vice President, Corporate Communications & PR
tracy.fuerst@magna.com, 248.631.5396

OUR BUSINESS1
We are a mobility technology company. We have over 165,000 entrepreneurial-minded employees, 346 manufacturing operations and 94 product development, engineering and sales centres in 27 countries. We have complete vehicle engineering and contract manufacturing expertise, as well as product capabilities that include body, chassis, exteriors, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).

1 Manufacturing operations, product development, engineering and sales centres and employee figures include certain equity-accounted operations.

FORWARD-LOOKING STATEMENTS
Certain statements in this press release constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements.  Forward-looking statements in this press release include, but are not limited to, statements relating to the potential to take advantage of future financing opportunities through sales of debt securities pursuant to the shelf prospectus and registration statement referenced above.

Forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: economic cyclicality; risks related to the COVID-19 (Coronavirus) pandemic, including its economic effect(s); liquidity risks; reduced financial flexibility due to an economic shock; changes in credit ratings assigned to us; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the SEC, and subsequent filings, which could cause actual events or results to differ materially from those indicated by such forward-looking statements.